UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DEEP WELL OIL & GAS INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

243798 10 5
(CUSIP Number)

Tamm Oil and Gas Corp. Suite 460, 734-7 Ave SW Calgary, AB, Canada T2P 3P8 (403) 975-9399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	243798 10 5

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Tamm Oil and Gas Corp. 20-3773508

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3. SEC Use Only

4. Source of Funds (See Instructions)	00

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization	Nevada

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power	0

	8. Shared Voting Power	0

	9. Sole Dispositive Power	0

	10. Shared Dispositive Power	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person		0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)		0%

14. Type of Reporting Person (See Instructions)
CO

This Amendment No. 1 to Schedule 13D amends and restates the Schedule 13D originally filed by Tamm Oil and Gas Corp. (“Tamm”) with the Securities and Exchange Commission, for the purpose of updating the relevant information as of the date hereof or for such other dates as may be expressly provided herein. This Amendment reports the termination and rescission of the three exchange agreements (“Exchange Agreements”) dated December 27, 2007, by and between Tamm and LB (Swiss) Private Bank Ltd., Arthur Sulzer and Rahn & Bodmer (collectively the “Selling Shareholders”). Accordingly, the acquisition of shares reported in the original Schedule 13D has been rescinded..

ITEM 1.    SECURITY AND ISSUER

This Schedule 13D/A relates to the common stock of Deep Well Oil & Gas, Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is located at 10117 Jasper Avenue, Suite 510, Alberta T5J 1W8 Canada.

ITEM 2.    IDENTITY AND BACKGROUND

(a)       Tamm Oil and Gas Corp., a Nevada corporation, is referred to as the “Reporting Person”.

(b)       The Reporting Person’s business address is Suite 460, 734-7 Avenue SW, Calgary, AB, Canada T2P 3P8.

(c)       The principal place of employment of the Officers and Directors of the Reporting Person is at the Reporting Person’s address provided in Section (a) above.

(d)       During the last five years, none of the Reporting Person’s Officers or Directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, neither the Reporting Person or its Officers or its Directors have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The Officers and Directors of the Reporting Person are citizens of Canada.

ITEM 3.    Source and Amount of Funds or Other Consideration

Not applicable.

ITEM 4.    PURPOSE OF TRANSACTION

As of July 1, 2008, the Reporting Person and the Selling Shareholders entered into termination and rescission agreements wherein they agreed to mutually rescind the transactions consummated under the Exchange Agreements with the same effect as if the Exchange Agreements had never been executed and delivered and such transactions had never been consummated.

Item 5. Interest in Securities of the Issuer

The Reporting Person owns no shares of the Issuer’s common stock, or 0% of the shares of common stock outstanding of the Issuer.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Issuer between the Reporting Person or, to the knowledge of the Reporting Person, any Officer or Director of the Reporting Person, with the exception of the Exchange Agreements which have been terminated and rescinded.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tamm Oil and Gas Corp.

Dated: July 1, 2008	/s/ Wiktor Musial
By: Wiktor Musial,
President/Principal Executive Officer/Principal Financial Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)